TENNANT COMPANY
701 North Lilac Drive, P.O. Box 1452
Minneapolis, Minnesota  55440

December 11, 2009

 BY EDGAR AND FACSIMILE
Securities and Exchange Commission
Attention:  Pamela A. Long
100 F Street, N.E.
Washington, D.C. 20549

Re:          Tennant Company
Registration Statement on Form S-3 (File No. 333-160887)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Tennant Company (the “Company”), hereby respectfully requests that the effective date of the above-referenced Registration Statement on Form S-3 (the “Registration Statement”) be accelerated and that such Registration Statement be declared effective at 5:00 p.m. Eastern Time on December 15, 2009, or as soon thereafter as practicable.

In connection with its request for acceleration, the Company acknowledges its responsibilities under the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder, as they relate to the Registration Statement.  The Company also acknowledges that:

•
should the United States Securities and Exchange Commission (the “Commission”) or the Commission’s staff (the “Staff”), acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

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the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company of its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

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the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

Tennant Company

/s/ Heidi M. Wilson
By:	Heidi M. Wilson
Its:	Vice President, General Counsel and Secretary

cc:            Sonia A. Shewchuk, Faegre & Benson LLP
Dorine H. Miller, Securities and Exchange Commission
Patricia Do, Securities and Exchange Commission